Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  November 26, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Drill Program Underway on the Caballo Blanco Project, Mexico

The Caballo Blanco project, located roughly 75 kilometers north of Veracruz City, Mexico is optioned to Comaplex Minerals Ltd. (Comaplex) who can earn a 60% interest in the project by spending US$2,000,000 over four years. Comaplex has informed Almaden that a minimum 3,000 meter diamond drill program has commenced to test the Central Grid, Highway and Northern zones of the property, the centres of which are located roughly 7 kilometers apart.

Drilling in the Central Grid Area will target a copper-gold porphyry system identified by past Almaden work where in 1998 Almaden drilled 17 shallow reverse circulation holes which targeted elevated gold in soil geochemistry, associated with anomalous chargeability responses from an induced polarization geophysical survey. The results of this 1998 drilling led Almaden to believe that the targets tested were peripheral to a copper-gold porphyry system and included 107 meters of 0.18% copper and 0.25 g/t gold in hole CB-1 and 39.6 meters of 0.15% copper and 0.39 g/t gold in hole CB-2. Almaden’s geologic interpretation of the 1998 results was that grades in the porphyry system could increase with depth. Comaplex drilling in the Central Grid area will test deeper levels of the identified porphyry system.

At the Highway zone drilling will test a high sulphidation epithermal system.  Comaplex carried out a program of sampling, geologic mapping and induced polarization (IP) geophysics, complimented by analysis of alteration mineralogy with a PIMA portable infrared spectrometer that outlined several prominent areas of alteration and mineralisation. A significant resistivity and chargeability anomaly has resulted from this work over a roughly 5 by 3 kilometer area of acid sulphate alteration characterised by hypogene alunite and vuggy silica. The zones of vuggy silica and coincident chargeability and resistivity will be the focus of Comaplex’s drill program. A diamond drill hole was completed close to the area by Noranda Inc. in 2001. This hole was drilled in an area of extensive argillic alteration and had several interesting gold intersections. These included stockwork veining from 51.35 to 84 meters depth within which a 6 meter section averaged 1.42 g/t gold. A sample from 192 to 195 meters depth within a zone of lower temperature argillic alteration averaged 2.5 g/t gold and the final sample of the hole from 212.0 to 212.5 meters depth returned a gold value of 4.98 g/t gold. The hole was lost at this point due to poor drilling conditions.

At the Northern zone Comaplex drilling will test an area where sampling, geologic mapping and PIMA analyses have defined a large, roughly 6 by 5 kilometer zone of acid sulphate alteration and vuggy silica, including many breccia bodies. The alteration in the Northern zone is very similar to that in the Highway zone, however up until this program very little work had been carried out in this area. Sampling by Comaplex returned anomalous gold values from outcrop the highest being 1 g/t. Outcrop in this area includes breccia bodies containing clasts of vuggy silica. An IP section over the zone outlined a large high resistivity feature that appears to extend to depth. Prior to the present program no drilling has been carried out on the Northern Zone.

Exploration carried out on the Caballo Blanco property by Compaplex is under the direction of Allan Armitage, Ph.D., P.Geo. a qualified person within the meaning of National Instrument 43-101. Samples were sent to ALS Chemex Labs in North Vancouver for analysis.

Almaden currently has thirteen active joint venture projects including nine in which a partner is making exploration expenditures to earn an interest in the project and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.